Exhibit 3.1

AMENDMENT TO BYLAWS

OF

CVSL INC.

A Florida corporation

Effective July 9, 2014

This Amendment to Bylaws amends, modifies and supplements the existing Bylaws of CVSL Inc. by amending Section 2.2 of the Bylaws so as to read in its entirety as follows:

Section 2.2.           Number, Terms, Classification, and Qualification.  The board of directors of the Corporation shall consist of a minimum of one and a maximum of fifteen persons.  The number of directors may at any time and from time to time be increased or decreased by action of either the shareholders or the board of directors, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.  A director must be a natural person of at least 18 years of age, but need not be a citizen of the United States of America, a resident of Florida, or a shareholder of the Corporation.  Each director shall hold office until a successor has been elected and qualified or until an earlier resignation, removal from office, or death.